

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

<u>Via E-mail</u>
Mr. Yang Feng
Chief Financial Officer
Guanwei Recycling Corp.
Rong Qiao Economic Zone, Fuqing City, Fujian Province
People's Republic of China 350301

      RE: **Guanwei Recycling Corp.**
                 Form 10-K for the Year Ended December 31, 2010
                 Filed March 31, 2011
                 Form 10-Q for the Period Ended June 30, 2011
                 Filed August 15, 2011
                 File No. 1-34692

Dear Mr. Feng:

      We issued a comment to you on the above captioned filings on November 4, 2011. As of the date of this letter, this comment remains outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by January 5, 2012 addressing this outstanding comment.

      If you do not respond to the outstanding comment by January 5, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comment and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

      You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding the comment on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

                           Sincerely,

                           /s/ Rufus Decker

                           Rufus Decker
                           Accounting Branch Chief